MAYER, BROWN, ROWE & MAW

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

03 APR -3 AM 7:21

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

April 1, 2003


03022002

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated March 27, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

dlw 6/2

17133357 02970609

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

March 27, 2003

SCHWARZ PHARMA To Appeal Moexipril Court Decision

SCHWARZ PHARMA today announced that it will immediately appeal a recent U.S. District Court decision ruling on Teva Pharmaceutical Industries' motion for summary judgment of non-infringement for a patent relating to SCHWARZ PHARMA's ACE-inhibitor Univasc® (moexipril hydrochloride). The Univasc® formulation patent, which appears in the U.S. Food and Drug Administration's "Orange Book" of approved products, expires in 2007.

"SCHWARZ PHARMA continues to believe that Teva's moexipril formulation infringes the Univasc® formulation patent, and we are confident that the decision will be reversed upon appeal," said Klaus Veitinger, M.D., member of the Executive Board of SCHWARZ PHARMA AG, responsible for the U.S. market. "We will vigorously defend these intellectual property rights."

In October 2001, SCHWARZ PHARMA initiated legal action against Teva for infringement of its patent for Univasc® after Teva filed for approval from the U.S. Food and Drug Administration for a generic version of the product.

SCHWARZ PHARMA markets moexipril hydrochloride in a number of markets around the world. In the United States, the drug has been marketed since 1995 under the brand name Univasc®. US sales in 2002 amounted to US$ 45 million.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, incontinence and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.